                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                Amendment No. 6
                                       to
                                 SCHEDULE 14D-9

                  (AS AMENDED AND RESTATED AT JANUARY 6, 1998)

                 Solicitation/Recommendation Statement Pursuant
                           to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                ________________

                               SAFETY-KLEEN CORP.
                           (Name of Subject Company)


                               SAFETY-KLEEN CORP.
                     (Names of Person(s) Filing Statement)

                    Common Stock, Par Value $0.10 Per Share
            (Including the Associated Common Share Purchase Rights)
                         (Title of Class of Securities)

                                   786484105
                     (CUSIP Number of Class of Securities)

                              DONALD W. BRINCKMAN
                      Chairman And Chief Executive Officer
                               One Brinckman Way
                          Elgin, Illinois  60123-7857
                                 (847) 697-8460

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

                                ________________

                                With a copy to:
                             DENNIS N. NEWMAN, ESQ.
                         Sonnenschein Nath & Rosenthal
                                  Sears Tower
                            Chicago, Illinois  60606
                                 (312) 876-8000

                                  INTRODUCTION

     Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as amended and restated at January 6, 1998 and amended on January 9, 1998, January 12, 1998, January 14, 1998, January 16, 1998 and January 20, 1998 (as amended, the "Schedule 14D-9"), with respect to the exchange offer made by LES Acquisition, Inc., a wholly-owned subsidiary of Laidlaw Environmental Services, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

Item 9.  Materials to be Filed as Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     Exhibit 27   Definitive Additional Materials.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SAFETY-KLEEN CORP.



                         By:  /s/ Donald W. Brinckman
                            -------------------------------------------------
                              Name: Donald W. Brinckman
                              Title: Chairman and Chief Executive Officer

Dated: January 20, 1998

                                 EXHIBIT INDEX

     Except as noted below, the following Exhibits have been previously filed in connection with this Statement.

Exhibit No.                           Description
----------- --------------------------------------------------------------------
Exhibit 1   Excerpts from Safety-Kleen's Proxy Statement, dated March 28, 1997, relating to Safety-Kleen's 1997 Annual Meeting of Shareholders.

Exhibit 2   Share Ownership of Certain Beneficial Owners and Management.

Exhibit 3 Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK Parent Corp., SK Acquisition Corp. and Safety-Kleen Corp.

Exhibit 4   Form of Change of Control Severance Agreement.

Exhibit 5   Letter to Shareholders of Safety-Kleen, dated January 6, 1998.

Exhibit 6   Press Release issued by Safety-Kleen Corp., dated December 22, 1997.

Exhibit 7   Text of September 24, 1997 letter from Laidlaw Environmental
            Services, Inc.

Exhibit 8   Text of November 4, 1997 letter from Laidlaw Environmental Services,
            Inc.

Exhibit 9   Text of November 13, 1997 letter from Laidlaw Environmental
            Services, Inc.

Exhibit 10  Complaint filed by Safety-Kleen Corp. v. Laidlaw Environmental
            Services, Inc. (dated November 17, 1997, United States District
            Court for the Northern District of Illinois Eastern Division)

Exhibit 11  Opinion of William Blair & Company L.L.C., dated November 20, 1997

Exhibit 12  Text of November 20, 1997 letter from Laidlaw Environmental
            Services, Inc.

Exhibit 13  Verified Answer, Affirmative Defenses, and Counterclaim filed by
            Laidlaw Environmental Services, Inc. v. Safety-Kleen Corp., et. al.
            (dated November 24, 1997, United States District Court for the
            Northern District of Illinois Eastern Division)

Exhibit 14  Opinion of William Blair & Company L.L.C., dated December 20, 1997

Exhibit No.                           Description
----------- --------------------------------------------------------------------
Exhibit 15  Complaint filed by William Steiner against Donald W. Brinckman, et
            al. (dated November 4, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).

Exhibit 16  Complaint filed by Josh Kaplan against Donald W. Brinckman, et al.
            (dated November 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).

Exhibit 17  Complaint filed by Gershon Knoll against Richard T. Farmer, et al.
            (dated November 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).

Exhibit 18  Complaint filed by Larry Hanon against Safety-Kleen Corp. et al.,
            (dated November 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).

Exhibit 19  Complaint filed by Robin Fernhoff against Safety-Kleen Corp., et al.
            (dated November 6, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).

Exhibit 20 Complaint filed by Epstein Family Trust against Safety-Kleen Corp., et al. (dated November 12, 1997, Circuit Court of Cook County,
            Illinois County Department, Chancery Division).

Exhibit 21 Complaint filed by David Steinberg against Safety-Kleen Corp., et al. (dated December 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).

Exhibit 22  Press Release issued by Safety-Kleen Corp., dated January 8, 1998.

Exhibit 23  Press Release issued by Safety-Kleen Corp., dated January 9, 1998.

Exhibit 24  Definitive Additional Materials.

Exhibit 25  Press Release issued by Safety-Kleen Corp., dated January 15, 1998.

Exhibit 26  Definitive Additional Materials.

Exhibit 27* Definitive Additional Materials.

____________
     *Filed herewith.